VIA EDGAR

July 29, 2011

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:  Mara L. Ransom

Legal Branch Chief

Re:    TransAlta Corporation

Form 40-F for the Fiscal Year Ended December 31, 2010

Filed February 24, 2011

File No 001-15214

Dear Ms. Ransom:

We are in receipt of the letter dated July 28, 2011 from the Staff of the U.S. Securities and Exchange Commission containing comments on our above-captioned filing (the “Comment Letter”).  We note that the Comment Letter requests us either to respond within 10 business days or to tell the Staff when we will provide a response.

Due to the temporary unavailability of certain officers and employees of TransAlta Corporation whose input and review are necessary for our response to the Comment Letter, we confirm that we will be responding to the Comment Letter by August 25, 2011.

Sincerely,

TransAlta Corporation

By: /s/ Brett Gellner
Name: Brett Gellner
Title: Chief Financial Officer